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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
United Planners' Financial Services of America, A Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C. 185

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Schaefer (480) 991-0225
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2901 N. Central Avenue, Suite 1200	Phoenix	Arizona	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas C. Schaefer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended December 31, 2004, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

OFFICIAL SEAL
DIXIE MILLER
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires April 11, 2008

Signature

Executive Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

(x) ( ) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Partners' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors.
(x) ( ) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

Deloitte.

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

We have audited the following financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") for the years ended December 31, 2004 and 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Partnership recorded its limited partners' capital as a liability as of December 31, 2004 and the limited partners' allocated income as interest expense due to limited partners as a result of the adoption of Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.*

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Partnership as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Partnership's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2005

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
CASH AND CASH EQUIVALENTS	$3,889,577	$2,803,310
COMMISSIONS RECEIVABLE	1,241,758	412,487
COMMISSIONS RECEIVABLE FROM AFFILIATE	53,488	61,113
PROPERTY—Net	311,928	342,312
SECURITY DEPOSITS	120,000	120,000
OTHER ASSETS	713,692	698,023
TOTAL	$6,330,443	$4,437,245
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES:		
Commissions payable and other liabilities	$3,013,620	$2,279,772
Due to affiliate—net	195,459	171,057
Total liabilities other than partners' capital	3,209,079	2,450,829
Partners' capital subject to mandatory redemption	1,101,799	
Total liabilities	4,310,878	2,450,829
COMMITMENTS AND CONTINGENCIES (Note 10)		
SUBORDINATED LOANS PAYABLE TO AFFILIATE	950,000	200,000
PARTNERS' CAPITAL:		
General partner	1,069,565	897,634
Limited partners		888,782
Total partners' capital	1,069,565	1,786,416
TOTAL	$6,330,443	$4,437,245

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions and income from principal transactions	$28,413,051	$26,365,371
Investment income	37,065	19,487
Other income	1,146,122	1,053,974
Total revenues	29,596,238	27,438,832
OPERATING EXPENSES:		
Commissions	24,480,489	22,811,874
Employee compensation and benefits	3,120,326	2,909,305
Rent	347,260	342,319
Office	220,763	362,140
Ticket charges	184,203	222,579
Advertising and sales	176,615	187,350
General and administrative	172,346	157,252
Professional services	117,175	134,749
Depreciation and amortization	83,499	80,935
Other	63,822	35,483
Total operating expenses	28,966,498	27,243,986
OPERATING INCOME	629,740	194,846
INTEREST EXPENSE DUE TO LIMITED PARTNERS	(340,309)	
NET INCOME	$ 289,431	$ 194,846

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL YEARS ENDED DECEMBER 31, 2004 AND 2003

	General Partner's Capital	Limited Partners' Capital	Total
BALANCE—January 1, 2003	$ 815,887	$ 919,366	$ 1,735,253
Distributions	(10,000)	(133,683)	(143,683)
Net income—preferred return	32,235	30,362	62,597
Net income—residual allocation	59,512	72,737	132,249
BALANCE—December 31, 2003	897,634	888,782	1,786,416
Reclassification of limited partners' capital to liability		(888,782)	(888,782)
Distributions	(117,500)		(117,500)
Net income—preferred return	35,905		35,905
Net income—residual allocation	253,526		253,526
BALANCE—December 31, 2004	$ 1,069,565	$ -	$ 1,069,565

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income allocated to general partner	$ 289,431	$ 194,846
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	83,499	80,935
Interest expense due to limited partners	340,309	
Changes in assets and liabilities:		
Commissions receivable	(821,646)	(169,633)
Other assets	(61,545)	24,660
Commissions payable and other liabilities	733,848	245,893
Due to affiliate—net	24,402	26,620
Net cash provided by operating activities	588,298	403,321
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property	(53,115)	(63,657)
Issuance of notes to representatives		(205,000)
Payments received on notes to representatives	45,876	19,760
Net cash used in investing activities	(7,239)	(248,897)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from subordinated loans payable to affiliate	750,000	200,000
Payments of partners' capital subject to mandatory redemption	(127,292)	
Partners' capital distributions	(117,500)	(143,683)
Net cash provided by financing activities	505,208	56,317
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,086,267	210,741
CASH AND CASH EQUIVALENTS—Beginning of year	2,803,310	2,592,569
CASH AND CASH EQUIVALENTS—End of year	$3,889,577	$2,803,310
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for interest	$ 12,663	$ 3,067

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2004 AND 2003

Subordinated loans at January 1, 2003	$ -
Issuance of subordinated loan	200,000
Subordinated loan at December 31, 2003	200,000
Issuance of subordinated loan	750,000
Subordinated loans at December 31, 2004	$ 950,000

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), a securities broker-dealer licensed in all states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Partnership was formed on August 21, 1987. The General Partner of the Partnership is United Planners' Group, Inc. ("UPG"), an Arizona Corporation. UPG is a wholly owned indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). UPG's immediate parent is Pacific Select Distributors, Inc. ("PSD").

The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company or limited partnership. The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or of the net trading profits after clearing fees on principal transactions. The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940. The Partnership's sales representatives are independent contractors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Partnership prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Commissions Receivable and Commissions Payable—Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments—The carrying amount of commissions receivable, commissions payable and other liabilities, and amounts due to affiliate approximates fair value due to the short maturity of those instruments.

Property—Property is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from three to eight years.

Security Deposits—Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Other Assets—The Partnership's membership in the Pacific Exchange was included in other assets and carried at the lower of its carrying value or fair value. The carrying value of the membership was $17,500 at December 31, 2003. In 2004, the Pacific Exchange went through a demutualization, and the Company received 1,000 shares of stock in Pacific Exchange Holdings. The shares of stock were recorded under the cost method at the carrying value of the membership of $17,500, and the carrying value of the shares of stock is included in other assets.

Notes receivable are included in other assets and are carried at the lower of their carrying value or fair value. The carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Partner Withdrawal or Termination—If a Limited Partner withdraws or is terminated, the Partnership will acquire the interest at 80% of the Limited Partner's capital account unless the withdrawal is by reason of retirement, death or disability whereby the interest will be acquired at 100% of the Limited Partner's capital account. The General Partner has the right to suspend all or part of any distribution if the distribution would result in reducing the Partnership's regulatory net capital below the required net capital. As the limited partners' capital is mandatorily redeemable, effective January 1, 2004, the Partnership has recorded the limited partners' capital as a liability. The partners' capital subject to mandatory redemption has been recorded at its expected redemption value. Depending on the manner in which the partners were to withdraw from the Partnership if settlement were to occur on December 31, 2004, the amount that the Partnership would have to pay ranges from $881,439 to $1,101,799.

Commissions and Income from Principal Transactions—The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various limited partnership offerings, insurance companies and mutual funds, records commission income when earned as specified under the participating agreements. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes—The taxable income (loss) of the Partnership is allocated to the partners; accordingly, no charge or benefit for income taxes is included in the Partnership's financial statements.

Allocation of Profits and Losses and Cash Distributions—As detailed in the Limited Partnership Agreement, allocable profits and losses (as defined in the Agreement) shall be allocated in a ratio of 45% to the General Partner and 55% to the Limited Partners. Limited and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 31, 1993 were allocated 100% to the General Partner. However, whenever the allocation of any loss would result in reducing the capital account balance of any Limited Partner below zero, such allocation, to the extent it would produce a negative capital account, shall be reallocated to, and reduce the capital account balance of, the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the discretion of the General Partner. For the years ended December 31, 2004 and 2003, the Preferred Return was $66,349 and $62,597, respectively.

Comprehensive Income—There are no differences between comprehensive income and net income on the accompanying statements of income.

Securities Transactions—Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—Effective January 1, 2003, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized when actually incurred. Adoption of SFAS No. 146 did not have a material impact on the Partnership's financial statements.

Effective January 1, 2003, the Partnership adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which clarifies the requirements of SFAS No. 5, *Accounting for Contingencies,* relating to a guarantor's accounting for and disclosures of certain guarantees issued. FIN 45 requires certain guarantees that are issued or modified after December 31, 2002 to be initially recorded at fair value. Adoption of FIN 45 did not have a material impact on the Partnership's financial statements.

Effective February 1, 2003, the Partnership adopted FIN 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN 46 requires that Variable Interest Entities ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about VIEs that companies are not required to consolidate but in which a company has a significant variable interest. Since the Partnership did not have any VIEs as of February 1, 2003, adoption of FIN 46 had no impact on the Partnership's financial statements.

Effective December 31, 2003, the Partnership adopted FIN 46 (revised December 2003), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46R"). FIN 46R replaced FIN 46 and clarified the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Partnership did not have any VIEs as of December 31, 2003, and the consolidation requirements of FIN 46R will apply immediately to all VIEs created after December 31, 2003. Adoption of FIN 46R had no impact on the Partnership's financial statements.

Effective July 1, 2003, the Partnership adopted SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the Partnership's financial statements.

Effective June 1, 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for the Partnership's financial statements as of January 1, 2004. On November 7, 2003, the FASB issued Staff Position SFAS 150-3, *Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150.* Staff Position SFAS 150-3 delayed the measurement provisions indefinitely, which required the mandatorily redeemable instruments to be reported at fair value. The adoption of SFAS No. 150 on January 1, 2004 resulted in a reclassification of the limited partners' capital to a liability. As the limited partners' capital is reported as a liability, the allocation of income to limited partners is required to be reported as interest expense.

3. PROPERTY

Property comprises the following at December 31:

	2004	2003
Equipment	$461,639	$433,851
Furniture	250,768	235,436
Computer software	157,136	147,141
Total	869,543	816,428
Less accumulated depreciation and amortization	557,615	474,116
Property—net	$311,928	$342,312

4. NOTES RECEIVABLE

Included in other assets are two notes receivable with balances totaling $169,684 and $215,560 at December 31, 2004 and 2003, respectively, that the Partnership has issued to certain of its representatives. One note receivable, with a balance of $155,762 at December 31, 2004, bears interest at the prime rate plus 2.0% (7.25% at December 31, 2004), and requires monthly payments of $4,026, adjusted on a quarterly basis for changes in the prime rate and matures in September 2008. The other note receivable, with a balance of $13,922 at December 31, 2004, bears interest at a fixed rate of 8.0%, requires monthly payments of $868 and matures in May 2006.

5. EMPLOYEE BENEFIT PLANS

The Partnership participates in a 401(k) defined contribution plan (the "Contribution Plan") that substantially covers all employees and is provided by Pacific Life. Generally, employees (participants) who have one month of continuous employment are eligible to participate in the Contribution Plan. Participants may contribute 2% to 20% of their before-tax compensation in each pay period. Matching contributions are made in the form of common stock of Pacific LifeCorp, Pacific Life's parent, through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of the participant's before-tax contributions up to the Internal Revenue Service's maximum allowable amount. The Partnership contributed $68,988 and $75,672 to the Contribution Plan for the years ended December 31, 2004 and 2003, respectively.

The Partnership's employees and officers are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. During the years ended December 31, 2004 and 2003, the Partnership's contribution to the Pension Plan was $97,046 and $87,448, respectively.

Certain employees of the Partnership are eligible to participate in a deferred compensation plan (the "DC Plan") provided by the Partnership. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, is the interest of the deferred compensation. Deferred compensation in the amount of $1,276,021 and $1,150,966 as of December 31, 2004 and 2003, respectively, is included in commissions payable and other liabilities. Payment of the DC Plan liability is guaranteed by PSD in the event the Partnership is not able to fulfill its obligations under the DC Plan.

6. COMMISSIONS PAYABLE AND OTHER LIABILITIES

Commissions payable and other liabilities comprise the following at December 31:

	2004	2003
Commissions payable	$ 1,280,872	$ 929,525
Deferred compensation liability	1,276,021	1,150,966
Other accrued liabilities	388,297	137,378
Accounts payable	68,430	61,903
Commissions payable and other liabilities	$3,013,620	$2,279,772

7. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital is calculated as partnership capital plus subordinated liabilities less nonallowable assets. The Securities and Exchange Commission has permitted the Partnership to include its limited partners' capital in calculating net capital through December 31, 2004. At December 31, 2004 and 2003, the Partnership had regulatory net capital of $2,047,111 and $905,835, respectively, which was $1,759,720 and $742,447 in excess of its required net capital of $287,391 and $163,388, respectively. At December 31, 2004 and 2003, the Partnership's aggregate indebtedness was 2.11 and 2.71, respectively, times its net capital.

8. RESERVE REQUIREMENT

Rule 15c3-3 (the "Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

9. RELATED PARTY TRANSACTIONS

Related party balances as of December 31 are as follows:

	2004	2003
Commissions receivable from affiliate (Pacific Life)	$ 53,488	$ 61,113
Due to Pacific Life	$241,459	$212,057
Due from Pacific Life	(46,000)	(41,000)
Total due to affiliate—net	$195,459	$171,057
Subordinated loan payable to affiliate	$950,000	$200,000

Pacific Life and PSD pay certain expenses on the Partnership's behalf. At December 31, 2004 and 2003, the balances due to affiliate for reimbursement of such expenses were $241,459 and $212,057, respectively. For the years ended December 31, 2004 and 2003, total reimbursements were $2,928,818 and $3,042,321, respectively, and are included in operating expenses.

Commissions totaling $3,531,079 and $3,059,321 for the years ended December 31, 2004 and 2003, respectively, were earned through sales of Pacific Life products.

The Partnership also receives product allowances from Pacific Life for selling its variable life products. Such product allowances were $27,493 and $23,450 for the years ended December 31, 2004 and 2003, respectively.

The Partnership also receives sponsorship fees from Pacific Life to cover the expenses that the Partnership incurs for planning and organizing business and educational conferences and other marketing activities. The total sponsorship fees received by the Partnership from Pacific Life totaled $185,192 and $168,891 for the years ended December 31, 2004 and 2003, respectively. The balances due from affiliates for sponsorship fees totaled $46,000 and $41,000 at December 31, 2004 and 2003, respectively.

The Partnership borrowed $200,000 during 2003 from PSD under a subordinated loan agreement. The subordinated loan bears interest at prime plus 2.0% (7.25% at December 31, 2004). The amount becomes due on September 1, 2008. In 2004, the Partnership borrowed an additional $750,000 from PSD under another subordinated loan agreement. The subordinated loan bears interest at the greater of 3% over prime (8.25% at December 31, 2004) or 6%. The amount becomes due on December 31, 2007. The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

10. COMMITMENTS AND CONTINGENCIES

Litigation—The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation will not be material to the financial position or results of operations of the Partnership.

Financial Instruments with Off-Balance-Sheet Credit Risk—As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Partnership's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Partnership and its clearing agents provide that the Partnership is obligated to assume any exposure related to such nonperformance by the Partnership's customers. The Partnership monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representative to compensate the Partnership for nonperformance by the customer.

Operating Leases—The Partnership leases its office space under an operating lease agreement, which was amended during 2003 to include additional office space and expires on December 31, 2006. The Partnership also leases equipment under operating lease agreements that expire through June 2008. The Partnership's rent expense was $347,260 and $342,319 for the years ended December 31, 2004 and 2003, respectively, under these agreements. The following are future minimum lease obligations on noncancelable operating leases:

2005	$339,034
2006	340,619
2007	33,504
2008	12,264
Total	$725,421

The Partnership provides routine indemnifications relating to lease agreements. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of a stated maximum liability for certain matters and, therefore, no related liability has been recorded. Management believes that judgments, if any, against the Partnership related to such matters would not have a material impact on the Partnership's financial statements.

* * * * * *

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

NET CAPITAL:	
Total partners' capital qualified for net capital	$ 1,069,565
Add liabilities subordinated to claims of general creditors	950,000
Add limited partners' capital	1,101,799
Total partners' capital qualified for net capital	3,121,364
Deductions, nonallowable assets:	
Property—net	(311,928)
Other assets	(713,692)
Total deductions	(1,025,620)
Less haircuts	(48,633)
NET CAPITAL	$ 2,047,111
AGGREGATE INDEBTEDNESS	$ 4,310,878
MINIMUM CAPITAL REQUIRED	$ 287,391
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$ 1,759,720
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.11 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's unaudited FOCUS report, Part IIA, Form X17a-5 as of December 31, 2004.

Deloitte.

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 22, 2005

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

In planning and performing our audit of the financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") for the year ended December 31, 2004 (on which we issued our report dated February 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA
A LIMITED PARTNERSHIP
7333 EAST DOUBLETREE RANCH ROAD, SUITE 120, SCOTTSDALE, ARIZONA 85258
TEL: (480) 991-0225 FAX: (480) 991-2714

February 24, 2005

Securities & Exchange Commission
450 5th Street, N.W. - Mail Stop 2-8
Washington, D.C. 20549

Attn: Annual Audited Reports

Re: United Planners' Financial Services of America, A Limited Partnership, Firm CRD No. 20804

Gentlemen:

In fulfillment of your requirements we are enclosing an originally executed copy of Form X-17A-5 Part III, together with the Auditor's Report and Financial Statements as of December 31, 2004, for filing with your office. Please include this information in your United Planners' Financial Services of America, A Limited Partnership broker/dealer registration file.

A second copy of this letter is also enclosed for your stamp "Received". Please stamp this copy and return to us in the enclosed self-addressed, stamped envelope.

You may contact me at (480) 991-0225 if you need any additional information.

Very truly yours,

Thomas C. Schaefer
Executive Vice President

Enclosures

AUDTRN17

United Planners' Financial Services of America, A Limited Partnership

SEC I.D. No. 8-38485

Financial Statements for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004, Supplemental Report on Internal Control and Independent Auditors' Report